IAUM

iShares Gold Trust Micro

Fact Sheet as of 31-Dec-2024

iShares by BLACKROCK®

The iShares Gold Trust Micro (the 'Trust') seeks to reflect generally the performance of the price of gold.

The iShares Gold Trust Micro is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

WHY IAUM?

1. The lowest cost physical gold ETF currently on the market
2. Exposure to the day-to-day movement of the price of gold bullion
3. Use to diversify your portfolio and help protect against inflation

GROWTH OF HYPOTHETICAL 10,000 USD SINCE INCEPTION


16,000
14,000
12,000
10,000
8,000
Growth
06/21
12/21
06/22
12/22
06/23
12/23
06/24
12/24
06/25
Fund
Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

PERFORMANCE

	1 Year	3 Year	5 Year	10 Year	Since Inception
NAV	26.51%	12.71%	N/A	N/A	9.88%
Market Price	N/A	N/A	N/A	N/A	N/A
Benchmark	26.59%	12.78%	N/A	N/A	9.96%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

Beginning 8/10/20, the market price returns are calculated using the closing price.

Prior to 8/10/20, the market price returns were calculated using the midpoint of the bid/ask spread at 4:00 PM ET. The returns shown do not represent the returns you would receive if you traded shares at other times.

KEY DETAILS

Fund Launch Date	06/15/2021
Benchmark	LBMA Gold Price
Net Assets	$1,359,466,882
Sponsor Fee	0.09%
Ounces Held	520,730
Total Metal (tonnes)	16.20
Beta vs. S&P 500 (3y)	N/A
Standard Deviation (3yrs)	N/A
Ticker	IAUM
CUSIP	46436F103
Exchange	NYSE Arca

Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market.

Want to learn more? www.iShares.com www.blackrockblog.com @iShares

iShares Gold Trust Micro ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal.

Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risks factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

Gold Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor's fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust's gold will result in losses to investors. Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been avoidable.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc. Although shares of the iShares Gold Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

Net Asset Value (NAV) is determined as specified in the prospectus: the Trustee values the trust's gold on the basis of the LBMA Gold Price PM.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

BlackRock provides compensation in connection with obtaining or using third-party ratings and rankings.

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)

iS-IAUM-F1224

Not FDIC Insured - No Bank Guarantee - May Lose Value

729421

BLACKROCK®